Exhibit 12(a)

UNITED RENTALS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(dollars in thousands)

Earnings:

Income before provision for income taxes and extraordinary items	241,807		301,496		196,474		(101,384)		(326,521)
Interest expense	139,828		228,779		221,563		195,961		209,328
Amortization of debt issuance costs	4,154		6,880		9,468		10,080		12,387
Interest portion of rent expense	21,833		67,836		83,609		92,614		88,098

“Earnings”	407,622		604,991		511,114		197,271		(16,709)

Fixed charges:
Interest expense	139,828		228,779		221,563		195,961		209,328
Amortization of debt issuance costs	4,154		6,880		9,468		10,080		12,387
Interest portion of rent expense	21,833		67,836		83,609		92,614		88,098

“Fixed Charges”	165,815		303,495		314,640		298,655		309,813

Ratio of earnings to fixed charges	2.5	x	2.0	x	1.6	x	0.7	x	(0.1	)x